SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               -----------------


                    Under the Securities Exchange Act of 1934
                                  SCHEDULE 13G
                                (Amendment No. 2)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             Siga Technologies, Inc.
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)


                                   826917-10-6
                                 (CUSIP Number)


                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)
      |X| Rule 13d-1(c)
      |_| Rule 13d-1(d)

                                  -----------

                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No.   826917-10-6                                       Page 2 of 6 Pages
--------------------------------------------------------------------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Howard Gittis
------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                  (b) |X|

------------------------------------------------------------------------------
3)    SEC USE ONLY


------------------------------------------------------------------------------
4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
------------------------------------------------------------------------------
                         5)   SOLE VOTING POWER

      NUMBER                  973,652 (1)
      OF             ---------------------------------------------------------
      SHARES             6)   SHARED VOTING POWER
      BENEFICIALLY
      OWNED BY                32,250  (1)
      EACH           ---------------------------------------------------------
      REPORTING          7)   SOLE DISPOSITIVE POWER
      PERSON
      WITH                    973,652 (1)
                     ---------------------------------------------------------
                         8)   SHARED DISPOSITIVE POWER

                              32,250  (1)
------------------------------------------------------------------------------
9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,005,902  (1)
------------------------------------------------------------------------------
10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      |-|

------------------------------------------------------------------------------
11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      9.9%  (1)
------------------------------------------------------------------------------
12)   TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------

(1)  See Annex A hereto.

                                  Schedule 13G

Item 1(a).  Name of Issuer:

            SIGA Technologies, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:

            420 Lexington Avenue
            Suite 620
            NY, NY 10170

Item 2(a).  Name of Person Filing:

            Howard Gittis


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            35 East 62nd Street
            New York, New York 10021


Item 2(c).  Citizenship:

            U.S.A.


Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.0001 per share


Item 2(e).  CUSIP Number:

            82 6917-10-6


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) |_| Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

         (b) |_|  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

         (c) |_| Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

         (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

         (e) |_|  Investment Adviser in accordance with
                  ss.240.13d-1(b)(1)(ii)(E)

         (f) |_| Employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F)

         (g) |_| Parent Holding Company or control person in accordance with ss.240.13d-1(b)(ii)(G)

         (h) |_| Savings Association as defined inss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

         (i) |_| Church plan that is excluded from the definition of an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

         (j) |_|  Group, in accordance withss.240.13d-1(b)(ii)(J)

Item 4.  Ownership.

         (a)  Amount beneficially owned: 1,005,902

         (b)  Percent of class:  9.9%

         (c)  Number of shares as to which such person has:

               (i)   Sole power to vote or to direct the vote: 973,652

               (ii)  Shared power to vote or to direct the vote: 32,250

               (iii) Sole power to dispose or to direct the disposition of:
                     973,652

               (iv)  Shared power to dispose or to direct the disposition of:
                     32,250

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         N/A


Item 8.  Identification and Classification of Members of the Group.


         N/A


Item 9.  Notice of Dissolution of Group.

         N/A


Item 10. Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                        February 14, 2002
                                        --------------------------------
                                        Date


                                        /s/ Howard Gittis
                                        --------------------------------
                                        Signature


                                        Howard Gittis
                                        --------------------------------
                                        Name/Title

                            ANNEX A to Schedule 13G/A

                  Reporting Person:        Howard Gittis
                  Issuer:                  Siga Technologies, Inc.
                  Date:                    December 31, 2001


Based on the Issuer's public filings, as of November 8, 2001, there were 10,139,553 shares of the Issuer's Common Stock outstanding.

The Reporting Person holds 713,474 shares of the Common Stock of the Issuer (the "Held Common Stock"). Additionally, a charitable foundation, the securities held by which may be deemed beneficially owned by the Reporting Person (the "Charity"), holds 32,250 shares of Common Stock of the Issuer.

The Reporting Person holds a warrant (the "2000 Warrant") to purchase up to 226,087 shares of Common Stock at an exercise price of $3.4059 per share and a warrant (the "2001 Warrant", together with the 2000 Warrant, collectively, the "Warrants") to purchase up to 34,091 shares of Common Stock at an exercise price of $3.552 per share.

The Warrants provide that, within certain limited exceptions, they are not exercisable if, as a result of such exercise, the number of shares of Common Stock beneficially owned by the Reporting Person and his affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of such securities) would exceed 9.99% of the outstanding shares of Common Stock. The Issuer may require the Warrants to be exercised (subject to the same 9.99% limitation) if certain conditions set forth in the Warrants have been fulfilled.

The Reporting Person disclaims beneficial ownership of all the Common Stock except the Held Common Stock. The Reporting Person disclaims beneficial ownership of securities of the Issuer held by any other party, including, without limitation, the Charity.